UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 15, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

France Telecom-Orange and Agility to acquire a 44% stake in Korek Telecom, an Iraqi mobile operator currently extending its coverage nationwide

Baghdad, Erbil, Kuwait, Paris, 14 March 2011 - France Telecom-Orange and its partner Agility, a leading logistics company, have today announced a binding agreement with the shareholders of Korek Telecom to acquire a 44% stake in the Iraqi mobile operator. France Telecom-Orange will contribute its marketing, commercial and technical expertise to reinforce Korek Telecom's leading position in the Kurdistan region of Iraq (population of 5 million) and extend its operations in the rest of the country (total population of 33 million).

A joint-venture will be formed by Agility (54%) and France Telecom-Orange (46%) which will provide Korek Telecom with new capital against 44% of its equity. Under the terms of the agreement between Agility and France Telecom-Orange, Agility will contribute its existing convertible debt and inject an additional payment of $50 million (36 million euros), in exchange for a 24% indirect stake in Korek Telecom and a $100 million (72 million euros) 4-year shareholder loan to Korek Telecom. France Telecom-Orange will pay $245 million (175 million euros) for a 20% indirect stake in Korek Telecom, and will extend a $185 million (132 million euros) 4-year shareholder loan to Korek Telecom. France Telecom-Orange estimates that the implied EV/EBITDA multiple attributable to Korek Telecom's Kurdistan operations is below 5 times.

Korek Telecom will use the entire proceeds for the payment of license fees, reduction of outstanding borrowings, and for improvement and expansion of network and services.

In addition, France Telecom-Orange will have the opportunity to exercise an option in 2014 to increase its indirect stake in Korek Telecom to 27% and, in the process, gain indirect control of the company, thereby consolidating Korek Telecom in its accounts. If this option is exercised, Agility will be able to sell part of its indirect stake in Korek Telecom to France Telecom-Orange, resulting in France Telecom-Orange's indirect interest in Korek Telecom increasing up to 39% in 2014 and up to 51% as from 2016.

The operation reflects France Telecom-Orange's international strategy, which aims to stimulate growth by entering high potential emerging markets. Today's announcement will enable the Group to strengthen its position in the Middle East. The mobile penetration rate in Iraq is considerably less than in many neighbouring countries. The development of Korek Telecom, which holds a national mobile licence in a country that is in full economic reconstruction, offers real potential for growth over the next few years.

Stephane Richard, France Telecom-Orange's Chairman and CEO, said: "The acquisition of this stake in Korek Telecom is a new step in our policy of expansion outside Europe, and contributes to our stated aim of doubling our revenues in Africa and the Middle East by 2015. I am delighted to contribute to this strategic partnership, especially at a time when Korek Telecom is expanding its operations across the entire country, thereby offering the latest services and technologies to the whole Iraqi population."

Tarek Sultan, chairman and managing director of Agility said: “Agility has a strong global footprint, especially in the emerging markets. Noting its prospects for future growth and development, we invested in Korek Telecom in 2007. By forming a partnership with France Telecom-Orange and Korek Telecom, we now have the right combination of strategy, expertise and geographic presence to ensure that we realize Korek Telecom’s full potential in the long term. We look forward to Korek Telecom’s expansion in the Iraqi market through our continued support.”

Sirwan Saber Mustafa, Chairman of Korek Telecom, said: "I am very happy with the partnership we have struck with France Telecom-Orange and Agility. Our mission at Korek Telecom is to provide all Iraqis with the best network quality and the most innovative and exciting products at competitive prices. With our network far advanced in its roll-out across Iraq and with the support of our new partners, we can target becoming the network of choice for all Iraqis."

The final closing of the agreement remains conditional on the approval of the Iraqi Communications and Media Commission, and is expected to take place in the next few weeks.

About Korek Telecom

Korek Telecom is based in Erbil, the capital of the Kurdistan Federal Region, Northern Iraq, and holds one of the three national mobile licences for Iraq. It was established in 2000 to provide regional mobile services in Kurdistan, and in 2007 it was awarded a national licence to provide these services to all of Iraq.

In 2008, Korek Telecom commenced a substantial program to extend its network and telecommunication services coverage across Iraq. With a strong base in Kurdistan and by utilising state of the art GSM equipment in its new network across Iraq, Korek Telecom has become the fastest growing mobile operator in the country. It has almost three million subscribers. Korek Telecom has more than 2,500 employees.

For further information about Korek Telecom, visit www.korektel.com

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with 169,000 employees worldwide, including 102,000 employees in France, and sales of 45.5 billion euros in 2010. Present in 32 countries, the Group had a customer base of 209.6 million customers at the end of 2010, including 139.7 million customers under the Orange brand, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates. At 31 December 2010, the Group had 150.4 million mobile customers and 13.7 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

About Agility

From its roots in emerging markets, Agility brings efficiency to supply chains in some of the globe’s most challenging environments, offering unmatched personal service, a global footprint and customized capabilities in developed countries and emerging economies alike. A publicly traded company, Agility is one of the world’s leading providers of integrated logistics with close to $6 billion in annual revenue and more than 25,000 employees in 550 offices across 100 countries.

For more information about Agility, visit www.agilitylogistics.com

Disclaimer

This press release contains forward-looking statements about France Telecom’s business. Although France Telecom believes these statements are based on reasonable assumptions, you should consider them with caution. France Telecom’s business is subject to numerous risks and uncertainties beyond France Telecom’s control, including those described in the “Risk Factors” sections of France Telecom’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and France Telecom’s Registration Document filed with the French Autorité des marchés financiers, and including also matters not yet known to France Telecom or not currently considered material by France Telecom. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these forward-looking statements prove incorrect, the actual results of the agreement may be materially different from those expressed or implied by such statements. There can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements to take new information or future events into account or otherwise.

Press contacts

Agility: +1.965.2498.1154

Nita Bhatkar, nbhatkar@agilitylogistics.com

France Telecom-Orange: +33 1 44 44 93 93

Sebastien Audra, sebastien.audra@orange-ftgroup.com

Beatrice Mandine, beatrice.mandine@orange-ftgroup.com

Korek Telecom: +964.750.4450081

N. Husain Junde, nawzadjunde@korektel.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 15, 2011	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer